FutureWorld (FWDG) to Introduce CaNNaBoX™ Branded ZaZZZ with American Green (ERBB)

CaNNaBoX™ to Offer Secure Robotic Dispensaries Nationwide

ST. PETERSBURG, FL—May 09, 2014 – FutureWorld (OTCQB: FWDG), a U.S. Diversified Holding Company formed to capitalize on the burgeoning Cannabis market globally, announces today that it has signed a preliminary agreement with American Green in the distribution of its ZaZZZ robotic dispensaries nationwide under the brand name CaNNaBoX™. The partnership will be utilizing both companies’ technical background and rapidly expanding relationships in the cannabis market. Our initial common goal is to reach a 1,500 unit placement. Our recent JV agreement in Uruguay may influence the number of placements substantially. CaNNaBoX robotic dispensaries are secure delivery and control systems for use in licensed cannabis dispensaries and not "vending machines". Their specific design benefits public safety, governance, dispensaries, and consumers.

The Agreement ensued after an exhaustive search in and out of the industry looking for partners and manufacturers to accelerate our product offering in the automatic dispensary vertical. From which, we concluded that American Green not only has the most sophisticated technology in the industry, but also is a great fit with our in-house technological expertise. We believe their ultra-secure robotic dispensaries are best in class and have opened remarkable opportunities for this burgeoning market, extending profit for the dispensaries and convenience to the patients. We will work diligently on both technological and creative level to brand CaNNaBoX™ as central to the ZaZZZ network. We believe with our internal technological patents on security and communication technologies, we can contribute broadly to the effectiveness of the ZaZZZ network under the CaNNaBoX™ brand name.

CaNNaBoX™ robotic dispensaries will be used in dispensing legal medicinal cannabis and CBD-based pharmaceuticals & nutraceutical infused with edible consumable goods, like hard candies, granola, and other food products. We believe that the next frontier in cannabis delivery related nutraceutical will be in the automated dispensing world, accessible 24/7 in hospitals, hospice care facilities, urgent care facilities, doctors’ offices and pharmacies. Industrial Hemp-oil related infused products, such as chewables, candies, chocolates, and protein powders could be dispensed at any location since it is legal on the federal level. Internal synergy between CaNNaBoX™, HempTechRx™ (nutraceutical CBD provider), and URVape™ will organically propel the company to propagate sustained visibility and revenue.

CaNNaBoX™ will be marketed exclusively through our new dispensary division, DispenseTek™. DispenseTek™ was created to market and sell or lease dispensary related products and services including but not limited to CaNNaBoX™.

ABOUT FUTUREWORLD

FutureWorld (Other OTCQB: FWDG), a Delaware corporation, is a U.S. Diversified Holding Company, listed on the Over the Counter exchange, which was formed to capitalize on the burgeoning markets and technologies globally. FutureWorld, together with its subsidiaries, focuses on the identification, acquisition, development, and commercialization of burgeoning technologies, such as industrial Hemp, globally through HempTech. HempTech, a subsidiary of FutureWorld, is a technology division catered to the industrial Hemp market. HempTech provides smart sensor technology, communication network, surveillance security, data analysis for smart cultivation and consultation for the industrial hemp and legal medicinal marijuana. Our wireless agricultural smart sensor networks offers precision to the agriculture, irrigation systems, and greenhouses for the global Hemp industry. HempTech is also in development, production and marketing of industrial hemp and legal medicinal marijuana by-products throughout United States. FutureWorld and HempTech do not grow, distribute or sale marijuana. To request further information about FutureWorld, please email us at investors@futureworldenergyinc.com, log onto our website at http://www.futureworldenergyinc.com or visit us at our Facebook page https://www.facebook.com/futureworldenergy.

ABOUT AMERICAN GREEN, INC.

American Green, formally Altitude Organix, became the first publicly-traded medical marijuana dispensary brand in the world. Beginning in 2009, the company has developed retailing, branding, and commercial cultivating strategies in conjunction with its licensed medical marijuana retail dispensaries operating under the Altitude Organic Medicine brand name. While the Company is no longer associated with the Altitude Organic Medicine outlets in Colorado and has replaced the Altitude Organix brand with American Green, it has spent the past 18 months developing an "automated dispensary" that will offer the company's proprietary products to qualified adults in the US and around the world under its "ZaZZZ" brand.

Safe Harbor

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 27E of the Securities Act of 1934. Statements contained in this release that are not historical facts may be deemed to be forward-looking statements. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from that projected or suggested herein due to certain risks and uncertainties including, without limitation, ability to obtain financing and regulatory and shareholder approval for anticipated actions.

Contact:

FutureWorld Energy

Investor Relations

(239) 324-0000